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August 11, 2014

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Animal Health, Inc.
Draft Registration Statement on Form S-1
Submitted June 16, 2014
CIK No. 0001585608

Dear Mr. Riedler:

On behalf of our client, Jaguar Animal Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated July 14, 2014 (the “Letter”) regarding the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Initial DRS”), as confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on June 16, 2014.  Contemporaneous with this submission, the Company is submitting an amendment of the Initial DRS (the “Amended DRS”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended DRS.

General

1.                                      Please file all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response:  The Company respectfully acknowledges the Staff’s Comment and has submitted all of the Exhibits with the exception of Exhibits 1.1, 3.3, 4.1, 5.1, 23.1, 23.2 and 24.1.  The Company undertakes to file all remaining exhibits as soon as practicable.

2.                                      Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus.  Please note that we may have comments regarding this material.

Response:  The Company respectfully acknowledges the Staff’s request and advises the Staff that all graphics, visual and photographic information that will be provided in the printed prospectus are included in the Amended DRS.  Should additional materials be contemplated for inclusion in the printed prospectus, the Company undertakes to provide proofs of all such material to the Staff.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Jeffrey P. Riedler <August 11, 2014> Page 2

3.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof, the Company has not made, nor has it authorized anyone to make on its behalf, any written communication to potential investors in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance on Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor.  The Company advises the Staff that it will supplementally provide the Staff, under separate cover, copies of this slide presentation.  The Company is also furnishing the Staff supplementally with copies of research reports published or distributed by Guggenheim Securities LLC, a broker dealer that is participating or will participate in the offering.  To the extent any such written communications are made, or additional research reports published or distributed, or revised slide presentations used with investors, the Company undertakes to furnish the Staff with copies thereof.

Prospectus Summary, page 1

4.                                      Please revise the table on pages 3 and 63 to include a new column for the last completed milestone for each product candidate by indication.  Additionally, please do not include planned events in this table that you do not expect to accomplish in the next 12 months as anticipated near-term milestones.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 3 and 64 of the Amended DRS accordingly.  In response to the Staff’s Comment, the Company has deleted the words “near-term” from the column header to the table on pages 3 and 64.  The Company respectfully submits that the inclusion of its intended development steps beyond the next 12 months is meaningful information to investors and has presented each milestone with an anticipated date.

Risk Factors, page 11

5.                                      We note on page 26 in the third paragraph of the risk factor labeled “We are dependent upon our license agreement with Napo and if the agreement is terminated for any reason our business will be harmed,” you discuss the risk that creditors or a trustee in bankruptcy could attempt to assert claims against you relating to your formation.  Please relocate the information in the third paragraph to a new risk factor that would follow this risk factor.  Please expand this information to briefly explain the concept of a fraudulent conveyance and how a plaintiff may seek to apply it to your situation.  Additionally, please expand your disclosure to discuss Napo’s solvency at the time of the transaction and presently.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 26 and 27 of the Amended DRS accordingly.

Jeffrey P. Riedler <August 11, 2014> Page 3

Use of Proceeds, page 43

6.                                      We note that you expect to use funds to further develop Canalevia and Neonorm.  Please expand your disclosure to include the approximate amount you plan to allocate to each of the studies you expect to fund with the proceeds.  For each study disclose the related indication.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 44 of the Amended DRS accordingly.

7.                                      We note that you plan to allocate funds for establishing manufacturing capabilities.  Please expand your disclosure to provide the location and size of the manufacturing facilities you expect to be able to construct with the allocated proceeds and the products and amount of such products that the facilities will be able to manufacture.

Response:  The Company respectfully acknowledges the Staff’s Comment.  Given the detailed nature of the Company’s response, the Company believes that the requested information is more appropriately included in the section titled “Business—Manufacturing,” and has revised the disclosure on page 80 of the Amended DRS accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Accounting for Stock-Based Compensation, page 58

8.                                      Please provide the following information separately for each equity issuance after December 31, 2013 through the date you request effectiveness of any filed registration statement:

•                                          The date of the transaction;

•                                          The number of shares/warrants or options issued/granted;

•                                          The exercise price or per share amount paid;

•                                          Your fair value per share estimate and how the estimate was made;

•                                          The identity of the recipient, indicating if the recipient is a related party;

•                                          Nature and terms of any concurrent transactions; and

•                                          The amount of any compensation element.

Progressively bridge your fair value determinations to the estimated IPO price range.  Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide.  Also, note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, common shares and preferred shares until an amendment containing the estimated offering price is filed.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that, since December 31, 2013, the Company has issued equity securities in the following transactions:

Jeffrey P. Riedler <August 11, 2014> Page 4

Common Stock Issuances

Transaction Date	Number of Shares	Per Share Amount Paid	Fair Value / How Estimated	Recipient; Related Party?	Concurrent Transaction?	Amount of any Compensation Element

02/04/14	311,498	$1.6854 per share	(A)	Four accredited investors, including Sichuan Biopharma and Bochnowski Family Trust; yes, see (A) below	No	None

(A) In January 2014, the holders of the convertible notes issued in July through September 2013 acknowledged and agreed that all principal under the notes would convert in full into shares of Company common stock at $1.6854 per share immediately prior to the initial closing of the sale its Series A redeemable convertible preferred stock (the “Series A preferred stock”).  The price per share of common stock, which was determined based on a formula to be equal to 75% of the Series A preferred stock per share price of $2.2472, was the result of arm’s length negotiations between the Company and the convertible noteholders, none of whom was a related party within the meaning of Item 404 of Regulation S-K at the time of (i) initial purchase of the convertible notes, (ii) the agreement to convert at the $1.6854 per share price or (iii) the conversion of such notes.  On February 4, 2014, the outstanding convertible notes were converted in full at the agreed price for an aggregate of 311,498 shares of common stock being issued to four accredited investors.  These investors included the Bochnowski Family Trust (which received 148,333 shares of common stock upon conversion) and Sichuan Biopharma (which received 59,333 shares of common stock upon conversion). The Bochnowski Family Trust then became affiliated with the Company upon Mr. Bochnowski’s appointment to the Company’s board of directors immediately thereafter (effective February 5, 2014) in conjunction with the initial sale of the Series A preferred stock.  Mr. Bochnowski, a member of our board of directors, is a co-trustee and beneficiary of the Bochnowski Family Trust. Sichuan Biopharma is affiliated with BioVeda China Fund, or BVCF, and became affiliated with the Company on February 5, 2014 in connection with BVCF’s purchase of the Series A preferred stock through Kunlun Pharmaceuticals, Ltd. as described in (B) below and the appointment of Dr. Yang (Chairman, Founder and Managing Partner of BVCF) to the Company’s board of directors effective as of February 5, 2014 in connection therewith.

The Company respectfully submits that the names of the two other individual accredited investors who are not, nor have they been at any time, related parties within the meaning of Item 404 of Regulation S-K, are not meaningful for purposes of the Staff’s analysis and consideration of the Company’s disclosures.  Nevertheless, should the Staff so request, the Company undertakes to advise the Staff supplementally (and confidentially) of the names of such other individual accredited investors.

Jeffrey P. Riedler <August 11, 2014> Page 5

Series A Preferred Stock

Transaction Date	Number of Shares	Per Share Amount Paid	Fair Value / How Estimated	Recipient; Related Party?	Concurrent Transaction?	Amount of any Compensation Element

02/05/14	889,966	$2.2472 per share	(B)	Kunlun Pharmaceuticals, Ltd.; yes, see (B) below	No	None

02/28/14	1,334,995	$2.2472 per share	(B)	Kunlun Pharmaceuticals, Ltd.; yes, see (B) below	No	None

04/30/14	585,321	$2.2472 per share	(C)	Six accredited investors, including the Bochnowski Family Trust; yes, see (C) below	No	None

05/06/14	205,590	$2.2472 per share	(D)	Two accredited investors; no, see (D) below	No	None

(B) In February 2014, in two separate closings, the Company sold an aggregate of 2,224,991 shares of its Series A preferred stock to Kunlun Pharmaceuticals, Ltd. The price per share of the Series A preferred stock was agreed to in arm’s length negotiations between the Company and BVCF in December 2013 and January 2014 and was based upon BVCF’s assessment of the Company’s business, projections and the investment climate at the time.  Kunlun Pharmaceuticals, Ltd., the purchaser of the initial issuance of the Series A preferred stock, is a wholly-owned subsidiary of BVCF.  Prior to the investment in the Series A preferred stock, neither Kunlun Pharmaceuticals, Ltd., nor BVCF was affiliated with the Company.  In connection with the purchase of the Series A preferred stock by Kunlun Pharmaceuticals, Ltd., Dr. Yang (Chairman and Managing Partner and Founder of BVCF) and Mr. Qiu (principal of BVCF) were appointed to the Company’s board of directors.

(C) On April 30, 2014, the Company sold an aggregate of 585,321 additional shares of Series A preferred stock at $2.2472 per share.  Of these shares, the Bochnowski Family Trust, a related party within the meaning of Item 404 of Regulation S-K, purchased 222,499 shares. Mr. Bochnowski, a member of the Company’s board of directors, is a co-trustee and beneficiary of the Bochnowski Family Trust. The Company respectfully submits that the names of the other five individual accredited investors who are not, nor have they been at any time, related parties within the meaning of Item 404 of Regulation S-K, are not meaningful for purposes of the Staff’s analysis and consideration of the Company’s disclosures.  Nevertheless, should the Staff so request, the Company undertakes to advise the Staff supplementally (and confidentially) of the names of such other individual accredited investors.

(D) On May 6, 2014, two accredited investors, paid $2.2472 per share to acquire an aggregate of 205,590 shares of Series A preferred stock.  The Company respectfully submits that the names of these two individual accredited investors who are not, nor have they been at any time, related parties within the meaning of Item 404 of Regulation S-K, are not meaningful for purposes of the Staff’s analysis and consideration of the Company’s disclosures.  Nevertheless, should the Staff so request, the Company undertakes to advise the Staff supplementally (and confidentially) of the names of such other individual accredited investors.

Jeffrey P. Riedler <August 11, 2014> Page 6

Equity Plan Awards

Transaction Date	Number of Shares Underlying Award	Exercise Price	Fair Value / How Estimated	Recipient; Related Party?	Concurrent Transaction?	Amount of any Compensation Element(1)

04/01/14	1,070,557	$1.69 per share	(E)	Employees, including executive officers; yes, see (E) below	No	$1,053,795

06/02/14	118,953	$0 (F)	(F)	Employees , including executive officers; yes, see (F) below	No	$383,029

06/02/14	59,116	$3.22 per share	(G)	Director Jim Bochnowski; yes, see (G) below	No	$110,021

(1) This column represents the aggregate amount of compensation expense to be recognized over the vesting period of the award.

(E) On March 6, 2014, the Company’s board of directors considered the issuance of options to purchase common stock to its employees, including all of its executive officers.  The board of directors, when considering the value of the common stock underlying the stock grants, determined that $1.69 per share represented the fair value of the Company’s common stock.  The board of directors considered the price of Series A preferred stock issued at $2.2472 per share, in which the lead investor, BVCF, set the terms of the investment (see (B) above).  The board of directors also considered the terms and preferences of the Series A preferred stock including voting rights, liquidation preference, redemption rights and conversion terms.  The board of directors also considered the value of common stock recently issued to convertible note holders upon the conversion of an aggregate of $525,000 of convertible notes into 311,498 shares of common stock on February 4, 2014 (see (A) above), and determined that the price of the common stock, which was determined based on a formula to be equal to 75% of the Series A preferred stock per share price of $2.2472, was the best measure of fair value of the common stock.  The board of directors also determined that there had been no significant changes in its business since February 28, 2014 and also noted that shares of Series A preferred stock were being offered to other investors at the time at the same per share price of $2.2472 per share. Therefore, the board of directors authorized the grant of options to the Company’s employees to purchase an aggregate of 1,070,557 shares of common stock at an exercise price of $1.69 per share.  Grantees included all four of the Company’s executive officers Ms. Conte, Mr. Thompson and Drs. King and Martinod.

(F) On June 2, 2014, the board of directors granted restricted stock units (“RSUs”) to the Company’s employees for an aggregate of 118,953 shares of its common stock.  These employees included all four of the Company’s executive officers, Ms. Conte, Mr. Thompson and Drs. King and Martinod. The RSU grants provide for time-based and liquidity-event based vesting (an initial public offering (“IPO”) or an acquisition or merger of the Company), with the underlying shares vesting upon the occurrence of both a liquidity event and satisfaction of the time-based requirement.  The time-based vesting provides that 50% of the underlying stock will vest on January 1, 2016 and the remaining 50% will vest on July 1, 2017.  The Company engaged a third party to perform a valuation of its common stock.  The valuation, which was performed as of June 1, 2014, determined the fair value per share to be $3.22 per share, based upon weightings of 70% and 30%, respectively on valuation methodologies of probability-weighted expected return and options-pricing method discussed in the Company’s financial

Jeffrey P. Riedler <August 11, 2014> Page 7

statements included in the Amended DRS (see Note 10).  The value derived was discounted by 23.3% for lack of liquidity in the Company’s common stock. In determining the fair value of the Company’s common stock, the board of directors also considered recent developments including: (i) the issuance in April and early May 2014 of 790,911 additional shares of Series A preferred stock at $2.2472 per share, (ii) the statistically significant results of a study of Neonorm in 39 calves in May 2014, (iii) the development of protocols for future field studies of Neonorm in dairy calves and (iv) the development of protocols for a study of Canalevia in dogs.

(G) On June 2, 2014, the board of directors granted a non-qualified option to purchase 59,116 shares of its common stock at $3.22 per share to one director, Mr. Bochnowski.  The exercise price of the stock option was originally $2.80 per share.  Following receipt of the third-party valuation, the board of directors and Mr. Bochnowski amended the exercise price to $3.22 per share.  The board of directors determined the fair value of the Company’s common stock on the same basis as the RSU grants described in (F) above.

Other

Transaction Date	Number of Shares Underlying Security	Exercise Price	Fair Value / How Estimated	Recipient; Related Party?	Concurrent Transaction?	Amount of any Compensation Element

06/02/14	(H)	(H)	(H)	Bochnowski Family Trust, yes, see (H) below	No	None

06/26/14	25,000	(I)	(I)	No; third-party contract manufacturer, see (I) below	No	None; see (I) below

07/16/14	(J)	(J)	(J)	accredited investor, no see (J) below	No	None

(H) On June 2, 2014, pursuant to a convertible note purchase agreement, the Company issued convertible promissory notes in the aggregate principal amount of $300,000 to two accredited investors, one of which was the Bochnowski Family Trust ($200,000), a related party within the meaning of item 404 of Regulation S-K.  The terms of the notes (the “June 2014 Notes”), provide that the notes will automatically convert effective upon an IPO at a 20% discount to the IPO price.  The terms of the June 2014 Notes were agreed to in arm’s length negotiations between the Company and the two accredited investors in such notes.  A form of the June 2014 Notes is filed as Exhibit 10.19 to the Amended DRS.  The Company respectfully submits that the name of the other individual accredited investor who is not, nor have they been at any time, a related party within the meaning of Item 404 of Regulation S-K, is not meaningful for purposes of the Staff’s analysis and consideration of the Company’s disclosures.  Nevertheless, should the Staff so request, the Company undertakes to advise the Staff supplementally (and confidentially) of the name of such other individual accredited investor.

(I) On June 26, 2014, pursuant to a memorandum of understanding pertaining to the technical terms of the technology transfer and commercial manufacturing agreement with Indena S.p.A. annexing a memorandum of understanding pertaining to the financial terms of the technology transfer and commercial manufacturing agreement dated May 27, 2014 (the “MOU”), the Company issued a warrant for an aggregate of 25,000 shares of common stock to Indena S.p.A., its intended third-party contract manufacturer.  The Company is in negotiations with Indena S.p.A. regarding establishing a commercial manufacturing agreement.  The warrant provides an

Jeffrey P. Riedler <August 11, 2014> Page 8

exercise price per share equal to 90% of the IPO price, and a five-year term, and its terms are the result of arm’s length negotiations with Indena S.p.A.  The warrant was valued at $37,840 and is not considered to be compensatory in nature.

(J) On July 16, 2014, the Company issued an additional $150,000 aggregate principal amount of its June 2014 Notes to one accredited investor. The Company respectfully submits that the name of this individual accredited investor who is not, nor have they been at any time, a related party within the meaning of Item 404 of Regulation S-K, is not meaningful for purposes of the Staff’s analysis and consideration of the Company’s disclosures.  Nevertheless, should the Staff so request, the Company undertakes to advise the Staff supplementally (and confidentially) of the name of such individual accredited investor.

At this time, the Company respectfully advises the Staff that it has not yet determined an estimated IPO price range.  Accordingly, the Company undertakes to respond supplementally to the Staff’s request that it progressively bridge its fair value determinations to the estimated IPO price range, and that it reconcile and explain the differences between the mid-point of its estimated offering price range and the fair values included the analysis to be provided at such time that an estimated price range is determined.  The Company respectfully acknowledges that the Staff has deferred a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, common stock and preferred stock until an amendment containing the estimated offering price is filed.

9.                                      Please revise your disclosure to highlight that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 60 of the Amended DRS accordingly.

Business, page 61

10.                               We note that Canalevia and Neonorm are distinct products.  Please expand your disclosure to clarify if Neonorm contains crofelemer.  Additionally, please discuss the differences between these two products.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 64 and 65 of the Amended DRS accordingly.

11.                               We note that Canalevia and Neonorm are both for the treatment of diarrhea.  Please explain your decision to develop each of these products for the species you have designated.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 64 and 65 of the Amended DRS accordingly.  Additionally, the Company respectfully notes for the Staff that Neonorm is not a prescription drug product, and accordingly, the Company cannot make any disease treatment claims.  Neonorm is a non-prescription product that may be used to normalize bowel function in animals with this disease.

Jeffrey P. Riedler <August 11, 2014> Page 9

12.                               We note that you describe MUMS on page 61.  Please revise your disclosure to discuss how the FDA would qualify a drug candidate for this designation for dogs or cats and how the FDA would expedite the process through final approval.

Response:  The Company respectfully acknowledges the Staff’s Comment.  Given the detailed nature of the Company’s response, the Company believes that the requested information is more appropriately included in the section titled “Business—Government Regulation—United States—MUMS Designation,” and has revised the disclosure on page 85 of the Amended DRS accordingly.

13.                               We note on page 35 that you do not believe that Neonorm fits the definition of an animal drug, food or food additive and therefore is not regulated by the FDA at this time.  Please expand your disclosure to state how you believe the FDA will classify Neonorm based on any guidance or correspondence from the FDA, as well as an analysis explaining why Neonorm is not an animal drug, food, or food additive.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 36 of the Amended DRS accordingly.

14.                               We note on page 61 that you plan to complement your efforts to market Canalevia with a distribution partner.  Please clarify that you do not currently have a distribution partner.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 1 and 62 of the Amended DRS accordingly.

15.                               We note on page 61 that you expect to initiate filing of a rolling NADA for Canalevia for CID in dogs.  Please revise your disclosure to discuss the differences between a standard NADA and a rolling NADA.  Additionally, please describe the requirements which must be met for the FDA to consider a request for a rolling NADA, and disclose the nature of all discussions and correspondence with the FDA regarding rolling NADA status.

Response:  The Company respectfully acknowledges the Staff’s Comment.  Given the detailed nature of the Company’s response, the Company believes that the requested information is more appropriately included in the section titled “Business—Government Regulation—United States,” and has revised the disclosure on page 84 of the Amended DRS accordingly.  The Company has revised the disclosure on page 69 of the Amended DRS to disclose the nature of all discussions and correspondence with the FDA regarding rolling NADA status.

16.                               We note on page 61 that you have six investigational new animal drug applications.  Please expand your disclosure to describe the INADs submitted for Canalevia and each of your other product candidates by indication, if applicable, and disclose when these INADs were filed and by whom.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised its disclosure to include information regarding the INADs submitted, including when and by whom, in the pipeline chart on pages 3 and 64. The Company respectfully notes for the Staff that as of the date hereof, the Company now has seven INADs on file with the FDA.  The disclosure on pages 1, 3, 51, 62 and 64 has been revised accordingly.

Jeffrey P. Riedler <August 11, 2014> Page 10

17.                               We note on page 67 that a number of clinical studies of crofelemer were conducted by Napo in dogs.  Please discuss the clinical studies that you relied on to establish a safety database.  Please also provide any results related to all primary and secondary efficacy endpoints.  To the extent you provide this information, please also disclose the related p-values and conclusions you reached as to statistical significance.  The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.  Alternatively, if no statistical analysis was performed please disclose that also.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 69 of the Amended DRS to discuss the clinical studies relied on to establish a safety database.  The Company respectfully notes for the Staff that it did not conduct efficacy studies in dogs and thus is unable to provide the disclosure requested. The Company advises the Staff that in connection with the approval of crofelemer for human use, the FDA required a number of short- and long-term safety studies in various animal species, including dogs. However, the FDA did not request any efficacy studies in dogs.  The efficacy studies in support of such approval were conducted in humans, as humans were the target market.

Our Solution, page 70

18.                               To the extent known, please provide a description of the mechanism of action for Neonorm similar to the description provided for Canalevia on page 66.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 67 of the Amended DRS accordingly.  Supplementally, the Company respectfully informs the staff that the description of the mechanism of action diagram applies to all of the Company’s Croton lechleri derived gastrointestinal products.  Accordingly, it has moved this diagram to page 67 of the Amended DRS.

Manufacturing, page 75

19.                               Please expand your disclosure to discuss intellectual property rights related to the manufacture of Fulyzaq that you do not license and explain how you intend to manufacture crofelemer and Neonorm.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 79 of the Amended DRS accordingly.

Competition, page 76

20.                               We note that you state that Canalevia will face competition from products approved for use in humans that are used extra-label in animals.  Please expand your disclosure to discuss the possible extra-label use of Fulyzaq and other likely candidates.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 80 and 81 of the Amended DRS accordingly.

Jeffrey P. Riedler <August 11, 2014> Page 11

Napo License Agreement, page 76

21.                               Please supplementally provide us with a copy of the security and collateral assignment agreement between Napo and Nantucket Investments Limited.

Response:  The Company respectfully acknowledges the Staff’s request and has provided a copy of the security and collateral assignment agreement between Napo and Nantucket Investments Limited confidentially to the Staff under separate cover.

Patent Portfolio, page 78

22.                               Please clarify that your patents cover formulations and methods of use for crofelemer and Neonorm.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 82 and 83 of the Amended DRS accordingly.

23.                               We note that you have patent protection through at least October 14, 2017 in certain listed foreign countries for the patents under the Napo License Agreement.  We also note that you have filed three provisional patent applications in the U.S.  Please identify any material patents or patent applications that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information comparable to your disclosures regarding your three provisional patent applications in the U.S.  In that regard, we note disclosure throughout your prospectus discussing the EU systems and the market for these drug candidates in the EU, such as your disclosure on pages 21, 76, and 81.  Alternatively, if you do not intend to pursue the commercialization of your products in Europe in reasonable proximity to pursuing commercialization in the US, please clarify throughout the prospectus and consider eliminating or modifying your disclosure regarding EU systems and markets, as may be applicable.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 82 and 83 of the Amended DRS accordingly.  The Company advises the Staff that it intends to pursue the commercialization of its products in Europe in reasonable proximity to pursuing commercialization in the United States.

MUMS Designation, page 80

24.                               Please expand the discussion to disclose the approximate number of dogs that suffer from CID and the number of annual veterinarian visits for dogs with CID.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 85 of the Amended DRS accordingly.  The Company acknowledges the Staff’s request to disclose the number of annual veterinarian visits for dogs with CID, but respectfully submits to the Staff that because CID in dogs is a minor use, there are not widely available studies from which the Company can estimate the number of annual veterinarian visits for dogs with CID.

Jeffrey P. Riedler <August 11, 2014> Page 12

Marketing Exclusivity, page 80

25.                               We note that, if your NADA is for a drug that contains an API that has previously been approved, you may only be entitled to a three-year marketing exclusivity.  Please expand your disclosure to discuss how the approval of Fulyzaq for treatment in humans may impact your period of exclusivity for Canalevia.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly.

Management, page 83

26.                               Please clarify if Ms. Conte intends to continue to be the interim CEO of Napo.

Response:  The Company respectfully acknowledges the Staff’s Comment.  The Company believes that the requested information is more appropriately included in the section titled “Certain Relationships and Related Person Transactions—Transactions with Napo—Napo License Agreement” and has revised the disclosure on page 100 of the Amended DRS accordingly.

Director Compensation, page 89

27.                               We note that you intend to make annual equity grants to directors.  Please update your disclosure to include the new director compensation if you determine the terms of your director compensation program prior to this offering.

Response:  The Company respectfully acknowledges the Staff’s Comment and submits to the Staff that as of the date hereof, the Company has not adopted a formal director compensation program.  When a director compensation program is adopted, the Company undertakes to make appropriate disclosures at such time.

Executive Compensation, page 90

28.                               We note on page 90 that you paid Napo $394,866 for services provided by its employees pursuant to a service agreement.  Please disclose all such compensation as required by Item 402 of Regulation S-K, even if the compensation is due to a transaction between your company and a third party.  See Regulation S-K Item 402(m)(1) for guidance.  Additionally, please file the service agreement as an exhibit.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 95 of the Amended DRS accordingly.  The service agreement is submitted as Exhibit 10.14 to the Amended DRS.

Jeffrey P. Riedler <August 11, 2014> Page 13

Principal Shareholders, page 97

29.                               We note on page 98 in the footnote number 1 to the table of beneficial owners that Napo’s five-person board of directors has ownership and control of the shares of common stock held by Napo.  Please revise your disclosure in the footnote to identify each of these individuals who share beneficial ownership of the shares held of record by Napo.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 105 of the Amended DRS accordingly.

Index to Financial Statements, page F-1

30.                               Please tell us why it is appropriate to present only the financial statements of Jaguar Animal Health, Inc. since its inception on June 6, 2013.  Tell us why you do not present any predecessor financial information from your parent, Napo Pharmaceuticals, Inc.  In this regard, please substantiate why it is inappropriate to present either carve-out financial statement of the animal health activity of your parent for 2012 and 2013 or the financial statements of your parent for 2012, 2013 and 2014 with pro forma information for the latest fiscal year and subsequent interim period that removes the business activities other than the animal health activities.  Reference for us the authoritative literature you rely upon to support your presentation.

Response:  The Company respectfully submits to the Staff that the Company’s presentation on a standalone basis without predecessor or carve-out financial information is appropriate because it does not have a “predecessor” within the meaning of Rule 405 of Regulation C.  Section 1170.2 of the Staff’s Financial Reporting Manual states that designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired.

The Company respectfully submits to the Staff that it did not succeed to a major portion of the business or assets of Napo Pharmaceuticals, Inc. (“Napo”), nor a separately identifiable line of business of Napo.  As discussed and described in the Amended DRS, Napo formed the Company on June 6, 2013.  Prior to the formation of the Company, Napo’s operations did not include an animal health business.  The Company was formed for the purposes developing and commercializing products in the animal health field.  Napo’s business was focused on the development of human-specific formulations of crofelemer, as well as licensing activities related to its intellectual property.  Since early 2011, Napo’s business activities have been limited to activities related to the licensing of its intellectual property, which was not acquired or succeeded to by the Company.  There were no predecessor operations of the animal health business in Napo prior to the formation of the Company.  For these reasons, the Company respectfully submits to the Staff that the Company did not succeed to substantially all of the business of Napo nor a separately identifiable line of business of Napo.

In summary, the Company is the legal entity pursuing the IPO, Napo was not in the animal health business prior to the formation of the Company.  As such, the Company respectfully submits that the financials presented on a standalone basis starting from inception on June 6, 2013 are appropriate and that Napo is not a “predecessor” within the meaning of Rule 405 of Regulation C.  The Company respectfully submits that all required financial information of the Company since inception has been included in the Amended DRS.  Given that Napo did not conduct any activities for the purposes of development of its intellectual property in the field of

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animal health, the Company respectfully submits that there is no other historical information in existence related to the Company.

Notes to Financial Statements
8.  Redeemable Convertible Preferred Stock, page F-15

31.                               Please explain your consideration of the terms governing adjustments to the initial conversion price of $2.2472 per share in determining the accounting treatment for the Series A redeemable convertible preferred stock.  Reference for us the authoritative literature you rely upon to support your accounting.

Response:  The Company respectfully advises the Staff that no adjustment consideration was taken as the instrument has been recorded based on the redemption value, redeemable in February 2017. The redemption value was calculated using the initial conversion price per share plus an annual compounding 10% return.  Adjustments to the initial conversion price relate to conversion, which at the reporting period was deemed not probable until the achievement of conversion on the IPO. To determine the accounting for probability of achieving conversion, the Company applied the guidance established in the business combinations literature in ASC 805-20-55, where recognition was deferred until consummation of the transaction occurred. The Company believes this guidance should be applied for conversion of instruments that occurs upon an IPO or change of control.

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Jeffrey P. Riedler <August 11, 2014> Page 15

Should you have any questions concerning any of the foregoing, please contact me by telephone at (415) 659-5936.

Sincerely,

/s/ Marianne C. Sarrazin
Marianne C. Sarrazin
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Bryan Gendron, BDO USA, LLP

Donald C. Reinke, Reed Smith LLP

Divakar Gupta, Cooley LLP

John T. McKenna, Cooley LLP